

October 24, 2014

Via E-mail
Frank Igwealor
Chief Executive Officer
American Renaissance Capital, Inc.
3699 Wilshire Blvd., Suite 530
Los Angeles, CA 90010

>   **Re: American Renaissance Capital, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 8, 2014**
>   **File No. 333-197478**

Dear Mr. Igwealor:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure throughout the filing that you have identified more than thirty-seven potential business acquisitions, in addition to the three aftermarket auto parts retail businesses. Please revise your disclosure to clarify, if true, that you have not conducted any due diligence or entered into negotiations with the sellers of the roughly thirty-seven businesses. We further note your disclosure on page 15 that new potential business acquisitions get listed every week. Please identify the source of your list of potential business acquisitions.

2.   We note your response to comment 5 in our letter dated September 23, 2014. It appears the table is still included in the filing. Please remove the table in your amended filing.

Directors, Executive Officers, Promoters and Control Persons, page 74

Frank Igwealor, President & CEO, page 74

3.   We note your response to comment 8 in our letter September 23, 2014. Please revise this section to describe all directorships held by Mr. Igwealor presently and during the past five years. Refer to Item 401(e)(2) of Regulation S-K.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-9

Stock Based Compensation, page F-10

4.   We note your response to comment 9 in our letter dated September 23, 2014. Please tell us why the company believed the par value was most representative of the fair value of the common stock issued given the sales of the stock at greater prices than par noted on page 64. Additionally, please tell us the fair value of the services received and why the company determined this value should not be used to record the transactions. Within your response, clarify how this information reconciles to the disclosure on page 69 which indicates that the fair value of the services rendered was used to record certain exchanges of stock for services and an automotive asset.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Azuka L. Uzoh, Esq.